Sophia Hudson, P.C.	601 Lexington Avenue New York, NY 10022 United States
To Call Writer Directly:		Facsimile:
+1 212 446 4750	+1 212 446 4800	+1 212 446 4900
sophia.hudson@kirkland.com

www.kirkland.com

February 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Julie Sherman
Kate Tillan
Jason L. Drory
Chris Edwards

Re:    Pharvaris B.V.

Amendment No. 1 to

Registration Statement on Form F-1

Filed January 22, 2021

CIK No. 0001830487

Dear Ms. Sherman, Ms. Tillan, Mr. Drory and Mr. Edwards:

On behalf of our client, Pharvaris B.V. (the “Company”), we set forth below the Company’s responses to the letter, dated January 28, 2021, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Registration Statement on Form F-1 publicly filed with Commission by the Company on January 22, 2021 (the “Registration Statement”). The Company also hereby further responds to an earlier comment contained in the Staff’s letter dated December 9, 2020, on the Company’s Draft Registration Statement on Form F-1 confidentially submitted on November 12, 2020.

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in these letters, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letters. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Beijing   Boston   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

February 1, 2021

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form F-1 publicly filed on January 22, 2021

Material United States and Dutch Income Tax Considerations, page 177

1.

Staff’s comment: We note your revised disclosure and your response to comment 5. It appears that you do not intend to file a tax opinion relating to the U.S. tax consequences of this transaction. Please tell us why you have determined that such a tax opinion is not required for this transaction considering, for example, the uncertainty relating to your PFIC status. Alternatively, please file an opinion that addresses U.S. tax matters. Refer to Item 601 of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 181 of the Amendment.

Draft Registration Statement on Form F-1 submitted November 12, 2020

Use of Proceeds, page 67

11.

Staff’s comment: We note your disclosure that you intend to use a portion of the net proceeds to fund the clinical development of PHVS416 and PHVS719. Please revise to specify how far in the clinical development of the associated product candidates you expect to reach with the net proceeds. In this regard, we note that you have a number of clinical trials planned for the associated product candidates. Also, to the extent material amounts of other funds are necessary to accomplish your specified purposes, state the amounts of such other funds and the sources thereof.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Amendment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

February 1, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this matter, please contact the undersigned at (212) 446-4750 or by e-mail at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson, P.C.

Sophia Hudson, P.C.

VIA E-MAIL

cc:	Berndt Modig
Morgan Conn, Ph.D.
Anna Nijdam, MSc RA
Pharvaris B.V.

Jennifer Lee, Esq.
Kirkland & Ellis LLP

Frank F. Rahmani, Esq.
Samir A. Gandhi, Esq.
Sidley Austin LLP

Paul van der Bijl
NautaDutilh N.V.